Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1    Name and Address of Issuer

Arbutus Biopharma Corporation (“Arbutus” or the “Company”)

701 Veterans Circle

Warminster, Pennsylvania USA

18974

Item 2    Date of Material Change

August 24, 2026

Item 3    News Release

A news release announcing the material change was issued by the Company on August 24, 2026, which was disseminated through the facilities of Globe Newswire and subsequently filed with the SEC at www.sec.gov and SEDAR+ at www.sedarplus.com.

Item 4    Summary of Material Change

On August 24, 2026, Arbutus announced the commencement of a modified “Dutch Auction” tender offer to purchase for cancellation (the “Offer”) up to US$230 million in value of its common shares (the “Shares”) at a price of not less than US$5.00 and not more than US$5.75 per Share. The Offer will proceed by way of a modified Dutch auction that includes the ability for shareholders to participate via a proportionate tender. Arbutus has obtained exemptive relief from the applicable Canadian securities regulatory authorities with respect to the proportionate take-up and extension requirements of the Offer. Arbutus has also obtained exemptive relief from the SEC to permit shareholders to participate via proportionate tender.

The Offer begins today, August 24, 2026, and will expire at 5:00 p.m., New York City time, on September 29, 2026, unless withdrawn, extended or varied by the Company.

Item 5    Full Description of Material Change:

5.1 Full Description of Material Change

On August 24, 2026, Arbutus announced the commencement of a modified “Dutch Auction” tender offer to purchase for cancellation up to US$230 million in value of its Shares at a price of not less than US$5.00 and not more than US$5.75 per Share. Arbutus has obtained exemptive relief from (i) applicable Canadian securities regulatory authorities with respect to the proportionate take-up and extension requirements of the Offer and (ii) the Securities and Exchange Commission to permit shareholders to participate via proportionate tender.

The Offer begins today, August 24, 2026 and will expire at 5:00 p.m. New York City time, on September 29, 2026, unless withdrawn, extended or varied by the Company.

The Offer will be for up to approximately 23.2% of the total number of issued and outstanding shares on a non-diluted basis (based on a purchase price equal to the minimum purchase price per share and 198,105,743 Shares issued and outstanding as at the close of business on August 19, 2026).

Shareholders wishing to tender to the Offer will be entitled to do so by making: (i) an auction tender for a specified price (the “Auction Price”) of not less than US$5.00 and not more than US$5.75 per Share in increments of US$0.05 per Share (the “Auction Tenders”), (ii) a purchase price tender without specifying a price per Share, but rather agreeing to have a specified number of Shares purchased at the Purchase Price (as defined below) (the “Purchase Price Tenders”), or (iii) a proportionate tender in which they will agree to sell, at the Purchase Price, that number of Shares that will result in them maintaining their respective proportionate Share ownership in the Company (the “Proportionate Tenders”), in each case on the terms and subject to the conditions described in the Offer to Purchase and Bid Circular, the Letter of Transmittal and other tender offer materials.

Certain of the Company’s directors and executive officers have indicated that they intend to tender up to an aggregate of 682,630 Shares in the Offer through Purchase Price Tenders. Roivant Sciences Ltd. (“Roivant”) is the beneficial owner of 38,847,462 Shares, which represents approximately 19.6% of all issued and outstanding Shares as of August 19, 2026. Roivant has advised the Company that it intends to make a Proportionate Tender.

The Company will determine a single price per Share (the "Purchase Price"), not less than US$5.00 and not more than US$5.75 per Share (in increments of US$0.05 per Share), that the Company will pay for Shares properly tendered to and not properly withdrawn from the Offer, taking into account the Auction Prices and the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders. The Purchase Price will be the lowest price per Share which enables Arbutus to purchase all of the Shares tendered pursuant to valid Auction Tenders and Purchase Price Tenders, at the Purchase Price, after taking into account the number of Shares tendered pursuant to valid Proportionate Tenders, which aggregate amount shall not exceed an aggregate of US$230,000,000. Shares deposited at or below the finally determined Purchase Price will be purchased at such Purchase Price. Shares that are not taken up in connection with the Offer, including Shares deposited pursuant to Auction Tenders at prices above the Purchase Price, will be returned to Shareholders that tendered to the Offer.

If the aggregate purchase price for Share validly tendered and not withdrawn pursuant to Auction Tenders and Purchase Price Tenders would collectively result in an aggregate purchase price in excess of the amount available for Auction Tenders and Purchase Price Tenders, Arbutus will purchase Shares from the shareholders who made Purchase Price Tenders or tendered their Shares at or below the finally determined Purchase Price on a pro rata basis, except that “odd lot” holders (holders of less than 100 Shares) will not be subject to proration. Regardless of proration, the Company will always purchase at the Purchase Price such number of Shares from shareholders making valid Proportionate Tenders that results in such tendering shareholders maintaining their respective proportionate Share ownership in the Company following the completion of the Offer (subject to nominal differences due to the quantity of Shares purchased from such shareholders being rounded down to the nearest whole number of Shares to avoid the purchase of fractional Shares).

Arbutus expects to mail the formal offer to purchase and bid circular, letter of transmittal, notice of guaranteed delivery (collectively, the “Offer Documents”) containing the terms and conditions of the Offer, instructions for tendering Shares and the factors considered by Arbutus and its board of directors (the “Board of Directors”) in determining to approve the Offer, among other considerations, on or about August 24, 2026. The Offer Documents will be filed with the applicable securities regulators in Canada and the United States and will be available free of charge on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders should read the Offer Documents prior to making a decision with respect to the Offer.

The Board of Directors has approved the making of the Offer and the price range for the purchase of Shares. However, none of Arbutus, the Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation to any shareholder as to whether to deposit or refrain from depositing Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions whether to deposit Shares under the Offer, how many Shares to deposit, whether to deposit Shares pursuant to the same tender option or different tender options and whether to specify a price or prices and, if so, at what price or prices to deposit such Shares.

This material change report does not constitute an offer to buy or the solicitation of an offer to sell Shares. The Offer will be optional for all shareholders, who will be free to choose whether to participate, how many Shares to tender and, in the case of Auction Tenders, at what price to tender within the specified range. Any shareholder who does not deposit any Shares (or whose Shares are not repurchased under the Offer) will realize a proportionate increase in equity interest in Arbutus, to the extent that Shares are purchased under the Offer.

Arbutus has retained J.P. Morgan Securities LLC to act as dealer manager. The Company has also engaged TSX Trust Company to act as depositary and Georgeson, LLC to act as information agent.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

Item 8    Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Tuan Nguyen, Chief Financial Officer
701 Veterans Circle
Warminster, Pennsylvania
USA 18974

Telephone: (267) 469-0914

Item 9    Date of Report

August 24, 2026

Forward-Looking Statements and Information

This material change report contains forward-looking statements, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements in this material change report include, but are not limited to: statements about the Offer, including the expected expiration, timing and completion of the Offer; the amount and pricing of the Offer; availability of funding for the Offer; participation in the Offer or tender intentions of certain directors, executive officers and Roivant, the mailing of the Offer Documents to shareholders, and other terms and conditions of the Offer, all of which involve known and unknown risks, uncertainties and other factors that may cause actual results and other events to be materially different from those expressed or implied in such forward-looking statements.

The forward-looking statements contained in this material change report are subject to a number of material factors that could cause actual results to differ materially, including the impact of share price volatility on the Offer; the risk that the Offer will not be completed on the terms described in this material change report (including the price range and number of Shares that Arbutus may purchase pursuant to the Offer), or at all; the risk that the conditions of the Offer are not satisfied or waived; developments or changes in general economic or market conditions, developments or changes in the securities markets; and developments or changes in the Company’s business, financial condition or cash flows.

A more complete discussion of the risks and uncertainties facing Arbutus appears in Arbutus’ Annual Report on Form 10-K for the most recent fiscal year as filed with the SEC, Arbutus’ Quarterly Reports on Form 10-Q and Arbutus’ continuous and periodic disclosure filings, which are available at www.sec.gov and at www.sedarplus.ca. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Arbutus undertakes no obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.